Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (this “First Amendment”) to the Merger Agreement (as defined below) is made and entered into as of January 12, 2024, by and WaveDancer, Inc. a Delaware corporation (“Parent”), FFN Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Firefly Neuroscience, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).

WHEREAS, Parent, Merger Sub, and the Company have entered into that certain Agreement and Plan of Merger, dated as of November 15, 2023 (the “Merger Agreement”)

WHEREAS, the Parties desire to amend the terms and conditions of the Merger Agreement to, among other things: (i) clarify that the Effective Time shall be prior to or simultaneous with the Tellenger Sale; (ii) clarify regarding the treatment of Company Warrants at the Effective Time; and (iii) deletion of the closing obligations related to the HSR Act.

NOW, THEREFORE, for and in consideration of the mutual covenants contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties agree as follows:

1.	Amendment to Agreement. The Agreement is hereby amended as follows:

a.	The last sentence of Section 1.02 of the Merger Agreement is deleted in its entirety and replaced with the following:

“The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”) and shall be prior to or simultaneous with the Tellenger Sale.”

b.	A new Section 1.06(g) is hereby added as follows:

“(g)             Company Warrants.  Each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.16.  Prior to the Closing Date, and subject to the review and approval of Parent, Company will take all actions necessary to effect the transactions contemplated by this Section 1.06(g) under applicable Legal Requirements and all such Company Warrants, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Warrants.  In addition, promptly after the date of this Agreement, and in any event within twenty (20) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Warrants setting forth such holders’ rights pursuant to this Agreement.”

c.	Section 2.02(a) is hereby deleted in its entirety and replaced with the following:

“(a)            The authorized capital stock of Company consists of: (i) 2,470,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 49,948,700 shares are issued and outstanding and which, (A) 4,439,950 are issuable pursuant to the Company Option Plan, (B) 8,435,169 are issuable upon the exercise of various warrants of the Company (the “Company Warrants”), (C) an amount of shares equal to $400,000 at the go-public price of $1.72 per share, estimated to be 232,558, are issuable upon the vesting of RSUs (the “Company RSUs”), and (ii) 30,000,000 shares of preferred stock, of which 2,375,000 are designated Series C Preferred Stock and 1,538,132 are issued and outstanding (the “Series C Preferred Stock”).  All outstanding shares of Company Common Stock and Series C Preferred Stock (collectively the “Company Capital Stock”) are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements. No shares of Company Capital Stock are held in Company’s treasury as of the date of this.”

d.	Section 2.02(b) is hereby deleted in its entirety and replaced with the following:

“(b)            As of the date of this Agreement, no more than 12% of the Company Common Stock can be issued to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 4,439,950 shares of Company Common Stock.  All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.   Section 2.02(b) of the Company Disclosure Schedule lists each director and officer of the Company who is a holder of Company Capital Stock and the number and type of shares of such stock held by such holder, each outstanding Company Option, Company RSUs, Company Warrant.”

e.	Section 5.16 of the Merger Agreement is deleted in its entirety and replaced with the following:

“Section 5.16         Company Options; Preferred Stock;  Company RSU, Company Warrants.

(a)              At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock (each, an “Assumed Option”), and Parent shall assume the Company Option Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and Company mutually agree are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock).  All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest thousandth of a cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that:  (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.16(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) the Parent Board or a committee thereof will succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.  Notwithstanding anything to the contrary in this Section 5.16(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.  It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(b)              Immediately prior to the Effective Time, to the extent that any issued and outstanding Series B Preferred Stock or Series C Preferred Stock is outstanding, such Series B Preferred Stock or Series C Preferred Stock shall convert into Company Common Stock pursuant to the terms of the Certificate of Incorporation, as amended, of the Company.

(c)             At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time under the Company Option Plan shall accelerate and vest pursuant to the terms of such Company RSU. The holders of the Company RSU shall receive shares of the Parent Common Stock based on the terms as set forth in the applicable Company RSU agreements relating thereto, as in effect immediately prior to the Effective Time.

(d)              At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock (each, an “Assumed Warrant”), and Parent shall assume the terms of the Company Warrant by which such Company Warrant is evidenced (but with changes to such documents as Parent and Company mutually agree are appropriate to reflect the substitution of the Company Warrant by Parent to purchase shares of Parent Common Stock).  All rights with respect to Company Common Stock under the Company Warrant assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest thousandth of a cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such Company Warrant will otherwise remain unchanged; provided, however, that  to the extent provided under the terms of a Company Warrant assumed by Parent in accordance with this Section 5.16(d) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time.

(e)              Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor or alternative form), relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with this Section 5.16.

f.	Section 6.01(b) of the Merger Agreement is deleted in its entirety and replaced with the following:

“ (b) [Reserved].”

g.	Section 6.03(l) of the Merger Agreement is deleted in its entirety and replaced with the following:

“ (l) Parent Restructuring and Tellenger Sale.  The Parent Restructuring shall have been completed to the satisfaction of the Company and the Tellenger Sale shall be consummated pursuant to the Stock Purchase Agreement simultaneous with, or immediately after, the Effective Time, that is satisfactory to the Company.”

h.	The definition for “Performance Warrants”, “Series C Warrants” and “Company Restricted Share” shall be deleted in its entirety from Exhibit A of the Merger Agreement.

i.	The definition for “Company Option Plan” is hereby deleted in its entirety and replaced with the following:

“ “Company Option Plan” means the 2023 Omnibus Equity Incentive Compensation Plan and/or the 2007 Share Option Plan, as applicable.”

j.	The definition for “Exchange Ratio” is hereby deleted in its entirety and replaced with the following:

“ “Exchange Ratio” means the following ratio (rounded to six decimal places): the quotient obtained by dividing (a) the Merger Shares by (b) the Company Outstanding Shares which shall be calculated in the same manner as set forth on Schedule B.”

k.	Attachment 2.02(b) – Capitalization Table of Section 2.02 of the Company Disclosure Schedule is hereby deleted in its entirety and replaced with Exhibit A.

2.

No Other Changes. Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect upon its original terms. This Amendment and the Agreement constitute an integrated agreement with respect to the subject matter hereof and thereof. This Amendment may be amended, modified, and supplemented only in accordance with the terms of the Agreement.

3.

Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws.

4.	Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY FIREFLY NEUROSCIENCE, INC.

By:	/s/ Jon Olsen
Name:	Jon Olsen
Title:	Chief Executive Officer

MERGER SUB FFN MERGER SUB, INC.

By:	/s/ G. James Benoit, Jr.
Name:	G. James Benoit, Jr.
Title:	Chief Executive Officer

PARENT WAVEDANCER, INC.

By:	/s/ G. James Benoit, Jr.
Name:	G. James Benoit, Jr.
Title:	Chief Executive Officer